

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2014

<u>Via Email</u>
Mr. Michael E. LaBelle
Chief Financial Officer
Boston Properties, Inc.
Prudential Center
800 Boylston Street, Suite 1900
Boston, MA 02199-8103

      Re: **Boston Properties, Inc.**
              Form 10-K
              Filed February 28, 2014
              File No. 001-13087

Dear Mr. LaBelle:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ Daniel L. Gordon

                                   Daniel L. Gordon
                                   Branch Chief